X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

April 23, 2003


03050538

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated April 22, 2003).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

5/20

X-Cal Resources Ltd.

TSX/XCL **April 22, 2003**

News Release

Free Gold in Reverse Circulation Drilling Points to Necessity for Core Drilling at Sleeper

The drill program at the Sleeper Gold Property, located in Humboldt County, Nevada, continues to confirm that the Sleeper mineral system is open in the mine site area, as has long been maintained by X-Cal.

The current work is being carried out using one drill crew, while permitting for a larger scale program for the Sleeper mine site area is being processed. (A map showing the areas referred to in this release is attached, or can be obtained from www.x-cal.com under "News Releases"). It should be noted that this map represents a fraction (approx. ¼) of the 30 square mile Sleeper Gold District.

West Wood

A vertical hole (WW-01-03), drilled to a depth of 1648 ft., in the West Wood area, near the mine site, has returned a high grade intercept which averages 0.218 ounces per ton (opt) gold (Au)/7.47 grams per ton (gpt) Au over a 65 ft. length from 745 ft. to 810 ft., within a larger intercept of 0.19 opt/6.65 gpt over an 80 ft. length, from 730 ft. to 810 ft. The intercept occurs in an area of known gold resource. Samples were taken at 5 foot intervals and sent to ALS Chemex for analysis.

Previous drilling, by X-Cal, in this area outlined a gold resource that included 840,000 tons grading 0.388 opt Au containing, 326,000 ounces of gold. (See Proteus Capital Report pg. 24 under "Current Reports at www.x-cal.com). WW-01-03 shows this area of gold resource may have a greater vertical extent than previously estimated.

West Wood drill hole WW-01-03 encountered two additional deeper zones of potential gold mineralization, that require verification by core drilling, due to the presence of visible free gold particles in the upper zone.

All three zones returned particles of free gold to a gravity concentrator being used to field check drill cuttings. The core drilling will confirm if the three zones of mineralization are in fact separate, as the drill logs indicate, or if there has been down hole movement of gold from the upper zone. (WW-01-03 was drilled using reverse circulation method, which returns a sample composed of chips, compared to drill core, which is solid.)

WW-01-03 returned 248 ft. of consistent gold values, from 1400 ft. to 1648 ft., which averaged 0.016 opt Au/0.55 gpt Au, before the hole bottomed in a blue clay with silica, which plugged the RC drill and ended the hole. If confirmed, by drill core, these type of values are typical of the lower grades that occur adjacent to

higher grade structural zones at Sleeper. The recommended core drilling program should assist with grade estimates of the lower zones and test below the blue clay layer.

The middle zone returned free gold to the gravity concentrator from 1,040 ft. to 1,300 ft. accompanied by anomalous gold values.

WW-01-03 indicates that the Sleeper gold system may have much greater vertical extent that previously recognized.

WW-01-03:

745-810 ft.	(65 ft.)	average 0.218 opt Au/7.31 gpt Au contained,
within 730-810 ft.	(80 ft.)	average 0.194 opt Au/6.65 gpt Au
1400-1648 ft.	(248 ft.)	average 0.016 opt Au/0.552 gpt Au (bottom of WW-01)

WW-02-03:

Lab analysis pending.

Sleeper North

A single drill hole (NE-01-03) has been drilled in a SE direction at a 60° angle for 1,215 ft. to test under the pit at Sleeper North for the Sleeper vein structure. (See attached map.)

Drill hole NE-01-03 confirms a gold bearing structure, believed to be the Sleeper vein, at a depth of 450 ft. below the present pit bottom. Gold values averaged 0.046 opt Au/1.561 gpt Au over 30 ft., including a 5 ft. interval of 0.097 opt Au/3.3 gpt Au. Historically, the Sleeper vein exhibited widely varied gold values from low grade to extreme high grade. Additional drill holes are planned for this area to determine the true width of the structure and to test for higher grades.

The Sleeper North pit bottomed in gold mineralization. A single vertical blast hole returned 55.0 (fifty-five) opt Au over 20 ft. in the pit bottom, at the time the pit became confined by infrastructure, just prior to cessation of mining, in 1996 (See air photo of Sleeper pit at www.x-cal.com). The potential for underground mining at Sleeper has yet to be thoroughly tested.

Data from previous open pit mining will be used to target ore shoots along the structure. The fact that the structure exists underneath the pit and is gold bearing is significant.

NE-01-03:

920-950 ft.	(30 ft.)	average 0.046 opt Au/1.561 gpt Au,

with 5 ft. of 0.097 opt Au/3.3 gpt Au.

Sleeper South

A drill hole, (SS-01-03) has confirmed that a down dropped block of mine series volcanic rocks exists south of the mine site. (Lab analysis pending.) This area will

receive several exploratory holes guided by geophysics, to test for the southern extension of the Sleeper Gold mine.

Sleeper East

A potentially heap leachable resource exists, near surface, in the Sleeper East area. A series of drill holes are planned, aimed at upgrading this resource.

Chicken Track Area

A gold bearing structure (12.5 ft. true thickness) was intercepted in sedimentary rocks, in Chicken Track drill hole #CT-02 with gold values, up to 0.0636 opt Au /2.180 gpt Au. This zone is characterized by strong alteration (silicification/quartz and sulfide veining) and hydrothermal breccia, associated with a quartz latite dike, cutting the pre-tertiary metasediments. A similar zone (25 ft. true thickness) was intercepted in drill hole #CT-01, again showing a quartz latite dike association and anomalous silver (Ag) values up to 8.25 opt Ag/283 gpt Ag.

The next stage exploration in this area will be to trace the Chicken Track structure into favorable volcanic rocks located both SE and NW of the intercepts.

Summary

Large areas of favorable volcanic host rocks both adjacent to and underneath the pits at Sleeper, require drilling. The areas in proximity to the mine, shown on the attached map, will be the subject of more intensive work, aimed at increasing existing gold resource.

The high grade intercept at West Wood shows the necessity for a comprehensive, stand alone, drill program for the West Wood area, which should include core drilling, due to the presence of free gold.

The intercept under the Sleeper pit, in the Sleeper North area (see map), is encouraging and demonstrates the requirement for follow up drilling. (The areas below both the Sleeper Pit and the Wood Pit are mostly untested.)

In total, results from the initial test holes, into several areas, are very encouraging.

Note; comprehensive assay data for each drill hole mentioned in this release, including: each individual 5 ft. interval, selected total metallic check assays and drill logs are available from the Company for inspection. The Sleeper Exploration Team is composed of qualified professionals. (See News Release dated February 14, 2003.) Assaying has been carried out by ALS Chemex.

The entire Sleeper gold property is 30 square miles. Areas outside of the attached map will also be explored throughout 2003.

• • • • • • • •

*Visit our **Website:*** www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245   Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.



410,000
412,000
414,000
4,578,000
4,576,000
4,574,000
N
W
E
S
Franklin Well
Heap Leach
Heap Leach Pads
Sleeper North
NE-01
Bedrock Casino
Sleeper Pit
Sleeper West
Sleeper East
West Wood
Office Pit
Wood Pit
WW-02
WW-01
Chicken Track
CT-01
CT-02
SS-01
Sleeper South
0
250
500
1,000
Meters

X-CAL Resources Ltd. - Sleeper Gold Project, Humboldt County, Nevada
"Areas-of-Interest" for Minesite Area Drill Program